Page 1 of 35 pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101
    Information to be Included in Statements Filed pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                                   ECtel Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       ORDINARY SHARES, NIS 0.04 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M29925100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Itzhak Avidor
                                Carmel V.C. Ltd.
                               16 Abba Eban Avenue
                              Herzlia 46725, Israel
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 10, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP No. M29925100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           Carmel Software Fund (Israel) L.P. (no U.S. I.D. number)
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a)
                                                                             |X|
                                                                             (b)
                                                                             |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2 (D)  OR  2 (E)                                |_|
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      Israel
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                                         74,976 shares
          NUMBER OF           --------------------------------------------------
           SHARES                 8      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY            --------------------------------------------------
            EACH                  9      SOLE DISPOSITIVE POWER
          REPORTING
         PERSON WITH          --------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                         4,359,246 shares**
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           74,976 shares
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.41%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Includes an aggregate of 4,284,270 Ordinary Shares held by D Partners (Israel) Limited Partnership and D Partners (BVI) L.P. (the "D Partners Entities"), Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships Holding) Ltd., Isal Amlat Investments (1993) Ltd., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund GbR and Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH), by reason of an agreement among such parties and the Reporting Person not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares other than the Ordinary Shares beneficially owned by the Reporting Person.


                                                              Page 2 of 35 Pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP No. M29925100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Carmel Software Fund (Cayman) L.P. (no U.S. I.D. number)
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)
                                                                             |X|
                                                                             (b)
                                                                             |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2 (D)  OR  2 (E)                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                                         96,155 shares
          NUMBER OF            -------------------------------------------------
           SHARES                 8      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY             -------------------------------------------------
            EACH                  9      SOLE DISPOSITIVE POWER
          REPORTING
         PERSON WITH           -------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                         4,359,246 shares**
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            96,155 shares
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.53%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Includes an aggregate of 4,263,091 Ordinary Shares held by the D Partners Entities, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships Holding) Ltd., Isal Amlat Investments (1993) Ltd., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Israel) L.P., Carmel Software Fund GbR and Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH), by reason of an agreement among such parties and the Reporting Person not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares other than the Ordinary Shares beneficially owned by the Reporting Person.

                                                              Page 3 of 35 Pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP No. M29925100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Carmel Software Fund (Delaware) L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)
                                                                             |X|
                                                                             (b)
                                                                             |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2 (D)  OR  2 (E)                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                                         41,990 shares
          NUMBER OF            -------------------------------------------------
           SHARES                 8      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY             -------------------------------------------------
            EACH                  9      SOLE DISPOSITIVE POWER
          REPORTING
         PERSON WITH           -------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                         4,359,246 shares**
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            41,990 shares
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.23%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Includes an aggregate of 4,317,256 Ordinary Shares held by the D Partners Entities, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships Holding) Ltd., Isal Amlat Investments (1993) Ltd., Carmel Software Fund (Cayman) L.P., Carmel Software Fund (Israel) L.P., Carmel Software Fund GbR and Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH), by reason of an agreement among such parties and the Reporting Person not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares other than the Ordinary Shares beneficially owned by the Reporting Person.


                                                              Page 4 of 35 Pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP No. M29925100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH)
            (no U.S. I.D. number)
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)
                                                                             |X|
                                                                             (b)
                                                                             |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2 (D) OR 2 (E)                                 |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Israel
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                                         13,835 shares
          NUMBER OF            -------------------------------------------------
           SHARES                 8      SHARED VOTING POWER
        BENEFICIALLY                     220,039 shares**
          OWNED BY             -------------------------------------------------
            EACH                  9      SOLE DISPOSITIVE POWER
          REPORTING
         PERSON WITH           -------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                         4,359,246 shares***
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            233,874 shares
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.29%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** See Item 5 of this Statement.
*** Includes an aggregate of 4,125,372 Ordinary Shares held by the D Partners Entities, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships Holding) Ltd., Isal Amlat Investments (1993) Ltd., Carmel Software Fund (Cayman) L.P., Carmel Software Fund (Israel) L.P., Carmel Software Fund GbR and Carmel Software Fund (Delaware) L.P., by reason of an agreement among such parties and the Reporting Person not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this
Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares other than the Ordinary Shares beneficially owned by the Reporting Person.


                                                              Page 5 of 35 Pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP No. M29925100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Carmel Software Fund GbR (no U.S. I.D. number)
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)
                                                                             |X|
                                                                             (b)
                                                                             |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2 (D)  OR  2 (E)                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Germany
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                                         6,918 shares
          NUMBER OF            -------------------------------------------------
           SHARES                 8      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY             -------------------------------------------------
            EACH                  9      SOLE DISPOSITIVE POWER
          REPORTING
         PERSON WITH           -------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                         4,359,246 shares**
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,918 shares
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.038%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Includes an aggregate of 4,352,328 Ordinary Shares held by the D Partners Entities, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships Holding) Ltd., Isal Amlat Investments (1993) Ltd., Carmel Software Fund (Cayman) L.P., Carmel Software Fund (Israel) L.P., Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH) and Carmel Software Fund (Delaware) L.P., by reason of an agreement among such parties and the Reporting Person not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares other than the Ordinary Shares beneficially owned by the Reporting Person.


                                                              Page 6 of 35 Pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP No. M29925100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Isal Amlat Investments (1993) Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)
                                                                             |X|
                                                                             (b)
                                                                             |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2 (D)  OR  2 (E)                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Israel
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                                         184,669 shares
          NUMBER OF            -------------------------------------------------
           SHARES                 8      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY             -------------------------------------------------
            EACH                  9      SOLE DISPOSITIVE POWER
          REPORTING
         PERSON WITH           -------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                         4,359,246 shares**
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            184,669 shares
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.02%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Includes an aggregate of 4,174,577 Ordinary Shares held by the D Partners Entities, Carmel Software Fund (Cayman) L.P., Carmel Software Fund (Israel) L.P., Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH), Carmel Software Fund GbR and Carmel Software Fund (Delaware) L.P. (the "Carmel Entities"), Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd. and Ofer (Ships Holding) Ltd., by reason of an agreement among such parties and the Reporting Person not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares other than the Ordinary Shares beneficially owned by the Reporting Person.


                                                              Page 7 of 35 Pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP No. M29925100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            D Partners (Israel) Limited Partnership (no U.S. I.D. number)
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)
                                                                             |X|
                                                                             (b)
                                                                             |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2 (D)  OR  2 (E)                               |_|
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6       Israel
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                                         24,999 shares
          NUMBER OF            -------------------------------------------------
           SHARES                 8      SHARED VOTING POWER
        BENEFICIALLY                     184,669**
          OWNED BY             -------------------------------------------------
            EACH                  9      SOLE DISPOSITIVE POWER
          REPORTING
         PERSON WITH           -------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         4,359,246 shares***
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            209,668 shares**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.16%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** See Item 5 of this Statement.
*** Includes an aggregate of 4,334,247 Ordinary Shares held by the Carmel Entities, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships Holding) Ltd., Isal Amlat Investments (1993) Ltd. and D Partners
(BVI) L.P., by reason of an agreement among such parties and the Reporting Person not to dispose of certain Ordinary Shares of the Issuer held by all parties thereto for one year after the date the shares subject to this Schedule 13D have been received by such persons, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares other than the Ordinary Shares beneficially owned by the Reporting Person.


                                                              Page 8 of 35 Pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP No. M29925100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            D Partners (BVI) L.P. (no U.S. I.D. number)
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)
                                                                             |X|
                                                                             (b)
                                                                             |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2 (D)  OR  2 (E)                              |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            British Virgin Islands
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                                         47,997 shares
          NUMBER OF            -------------------------------------------------
           SHARES                 8      SHARED VOTING POWER
        BENEFICIALLY                     184,669**
          OWNED BY             -------------------------------------------------
            EACH                  9      SOLE DISPOSITIVE POWER
          REPORTING
         PERSON WITH           -------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         4,359,246 shares***
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            232,664 shares**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.28%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** See Item 5 of this Statement.
*** Includes an aggregate of 4,311,249 Ordinary Shares held by the Carmel Entities, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships Holding) Ltd., Isal Amlat Investments (1993) Ltd. and D Partners (Israel) Limited Partnership, by reason of an agreement among such parties and the Reporting Person not to dispose of certain Ordinary Shares of the Issuer held by all parties thereto for one year after the date the shares subject to this Schedule 13D have been received by such persons, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares other than the Ordinary Shares beneficially owned by the Reporting Person.


                                                              Page 9 of 35 Pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP No. M29925100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Shlomo Dovrat
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)
                                                                             |X|
                                                                             (b)
                                                                             |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            Not Applicable
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2 (D)  OR  2 (E)                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Israel
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                                         5,892 shares
          NUMBER OF            -------------------------------------------------
           SHARES                 8      SHARED VOTING POWER
        BENEFICIALLY                     491,539 shares**
          OWNED BY             -------------------------------------------------
            EACH                  9      SOLE DISPOSITIVE POWER
          REPORTING                      5,892 shares
         PERSON WITH           -------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         4,359,246 shares***
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            497,429 shares**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.75%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** See Item 5 of this Statement.
*** Represents Ordinary Shares held by the D Partners Entities, the Carmel Entities, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships Holding) Ltd. and Isal Amlat Investments (1993) Ltd., by reason of an agreement among such parties not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this
Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares.


                                                            Page 10 of 35 Pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP No. M29925100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Avi Zeevi
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)
                                                                             |X|
                                                                             (b)
                                                                             |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            Not Applicable
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2 (D)  OR  2 (E)                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Israel
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                                         1,312 shares
          NUMBER OF            -------------------------------------------------
           SHARES                 8      SHARED VOTING POWER
        BENEFICIALLY                     233,874 shares**
          OWNED BY             -------------------------------------------------
            EACH                  9      SOLE DISPOSITIVE POWER
          REPORTING                      1,312 shares
         PERSON WITH           -------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                         4,359,246 shares***
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            235,186 shares**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** See Item 5 of this Statement.
*** Represents Ordinary Shares held by the Carmel Entities, the D Partners Entities, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships Holding) Ltd. and Isal Amlat Investments (1993) Ltd., by reason of an agreement among such parties not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this
Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares.


                                                             Page 11 of 35 Pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP No. M29925100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Harel Beit-On
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)
                                                                             |X|
                                                                             (b)
                                                                             |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            Not Applicable
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2 (D)  OR  2 (E)                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Israel
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                                         5,892 shares
          NUMBER OF            -------------------------------------------------
           SHARES                 8      SHARED VOTING POWER
        BENEFICIALLY                     233,874 shares**
          OWNED BY             -------------------------------------------------
            EACH                  9      SOLE DISPOSITIVE POWER
          REPORTING                      5,892 shares
         PERSON WITH           -------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                         4,359,246 shares***
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            239,766 shares**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.32%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** See Item 5 of this Statement.
*** Represents Ordinary Shares held by the Carmel Entities, the D Partners Entities, Isal Amlat, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd. and Ofer (Ships Holding) Ltd., by reason of an agreement among such parties not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares.


                                                             Page 12 of 35 Pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP No. M29925100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Carmel VC (Israel) L.P. (no U.S. I.D. number)
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)
                                                                             |X|
                                                                             (b)
                                                                             |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            Not Applicable
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2 (D)  OR  2 (E)                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Israel
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                               -------------------------------------------------
          NUMBER OF               8      SHARED VOTING POWER
           SHARES                        74,976 shares**
        BENEFICIALLY           -------------------------------------------------
          OWNED BY                9      SOLE DISPOSITIVE POWER
            EACH
          REPORTING            -------------------------------------------------
         PERSON WITH             10      SHARED DISPOSITIVE POWER
                                         4,359,246 shares***
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            74,976 shares**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.41%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** See Item 5 of this Statement.
*** Represents Ordinary Shares held by the Carmel Entities, the D Partners Entities, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships Holding) Ltd. and Isal Amlat Investments (1993) Ltd., by reason of an agreement among such parties not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this
Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares.


                                                             Page 13 of 35 Pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP No. M29925100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Carmel Software L.P. (no U.S. I.D. number)
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)
                                                                             |X|
                                                                             (b)
                                                                             |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            Not Applicable
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2 (D)  OR  2 (E)                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                               -------------------------------------------------
          NUMBER OF               8      SHARED VOTING POWER
           SHARES                        145,063 shares**
        BENEFICIALLY           -------------------------------------------------
          OWNED BY                9      SOLE DISPOSITIVE POWER
            EACH
          REPORTING            -------------------------------------------------
         PERSON WITH              10     SHARED DISPOSITIVE POWER
                                         4,359,246 shares***
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            145,063 shares**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** See Item 5 of this Statement.
*** Represents Ordinary Shares held by the Carmel Entities, the D Partners Entities, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships Holding) Ltd. and Isal Amlat Investments (1993) Ltd., by reason of an agreement among such parties not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this
Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares.


                                                             Page 14 of 35 Pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP No. M29925100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Carmel Software Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)
                                                                             |X|
                                                                             (b)
                                                                             |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            Not Applicable
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2 (D)  OR  2 (E)                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                               -------------------------------------------------
          NUMBER OF               8      SHARED VOTING POWER
           SHARES                        145,063 shares**
        BENEFICIALLY           -------------------------------------------------
          OWNED BY                9      SOLE DISPOSITIVE POWER
            EACH
          REPORTING            -------------------------------------------------
         PERSON WITH             10      SHARED DISPOSITIVE POWER
                                         4,359,246 shares***
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            145,063 shares**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** See Item 5 of this Statement.
*** Represents Ordinary Shares held by the Carmel Entities, the D Partners Entities, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships Holding) Ltd. and Isal Amlat Investments (1993) Ltd., by reason of an agreement among such parties not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this
Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares.


                                                             Page 15 of 35 Pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP No. M29925100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Aharon Dovrat
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)
                                                                             |X|
                                                                             (b)
                                                                             |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            Not Applicable
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2 (D)  OR  2 (E)                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Israel
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                               -------------------------------------------------
          NUMBER OF               8      SHARED VOTING POWER
           SHARES                        257,665 shares**
        BENEFICIALLY           -------------------------------------------------
          OWNED BY                9      SOLE DISPOSITIVE POWER
            EACH
          REPORTING            -------------------------------------------------
         PERSON WITH              10     SHARED DISPOSITIVE POWER
                                         4,359,246 shares***
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            257,665 shares**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.4%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** See Item 5 of this Statement.
*** Represents Ordinary Shares held by the D Partners Entities, the Carmel Entities, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships Holding) Ltd. and Isal Amlat Investments (1993) Ltd., by reason of an agreement among such parties not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this
Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares.


                                                             Page 16 of 35 Pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP No. M29925100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            D Associates GP (Israel) Ltd.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)
                                                                             |X|
                                                                             (b)
                                                                             |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            Not Applicable
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2 (D)  OR  2 (E)                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Israel
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                               -------------------------------------------------
          NUMBER OF               8      SHARED VOTING POWER
           SHARES                        257,665 shares**
        BENEFICIALLY           -------------------------------------------------
          OWNED BY                9      SOLE DISPOSITIVE POWER
            EACH
          REPORTING            -------------------------------------------------
         PERSON WITH              10     SHARED DISPOSITIVE POWER
                                         4,359,246 shares***
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            257,665 shares**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.42%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** See Item 5 of this Statement.
*** Represents Ordinary Shares held by the Carmel Entities, the D Partners Entities, Isal Amlat, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd. and Ofer (Ships Holding) Ltd., by reason of an agreement among such parties not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares.


                                                             Page 17 of 35 Pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP No. M29925100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            D.G.K. Partnership
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)
                                                                             |X|
                                                                             (b)
                                                                             |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            Not Applicable
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2 (D)  OR  2 (E)                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Israel
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                               -------------------------------------------------
          NUMBER OF               8      SHARED VOTING POWER
           SHARES                        184,669 shares**
        BENEFICIALLY           -------------------------------------------------
          OWNED BY                9      SOLE DISPOSITIVE POWER
            EACH
          REPORTING            -------------------------------------------------
         PERSON WITH              10     SHARED DISPOSITIVE POWER
                                         4,359,246 shares***
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            184,669 shares**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.02%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** See Item 5 of this Statement.
*** Represents Ordinary Shares held by the Carmel Entities, the D Partners Entities, Isal Amlat, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd. and Ofer (Ships Holding) Ltd., by reason of an agreement among such parties not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares.


                                                             Page 18 of 35 Pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP No. M29925100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Dovrat & Co. Ltd.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)
                                                                             |X|
                                                                             (b)
                                                                             |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            Not Applicable
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2 (D)  OR  2 (E)                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Israel
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                               -------------------------------------------------
          NUMBER OF               8      SHARED VOTING POWER
           SHARES                        257,665 shares**
        BENEFICIALLY           -------------------------------------------------
          OWNED BY                9      SOLE DISPOSITIVE POWER
            EACH
          REPORTING            -------------------------------------------------
         PERSON WITH              10     SHARED DISPOSITIVE POWER
                                         4,359,246 shares***
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      257,665 shares**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.4%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** See Item 5 of this Statement.
*** Represents Ordinary Shares held by the Carmel Entities, the D Partners Entities, Isal Amlat, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd. and Ofer (Ships Holding) Ltd., by reason of an agreement among such parties not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares.


                                                             Page 19 of 35 Pages

      This Statement on Schedule 13D relates to the ordinary shares, par value New Israel Shekel 0.04 per share, of ECtel Ltd.

Item 1. Security and Issuer

      The class of securities to which this Statement relates is the ordinary shares, par value New Israel Shekel 0.04 per share (the "Ordinary Shares"), of ECtel Ltd. (the "Issuer"), an Israeli corporation whose principal executive offices are located at 43 Hasivim Street, Petah Tikva, 49130, Israel. The Ordinary Shares are traded on the National Association of Securities Dealers Automatic Quotation System (the "NASDAQ").

Item 2. Identity and Background

      (a), (b) and (c): The Reporting Persons.

      Carmel Software Fund (Israel) L.P. is an Israeli limited partnership engaged in investments in companies, with its principal address at 16 Abba Eban Avenue, Herzlia 46725, Israel, and owns directly Ordinary Shares of the Issuer.

      Carmel Software Fund (Cayman) L.P. is a Cayman Island limited partnership engaged in investments in companies, with its principal address at Walker House, P.O. Box 265GT, George Town, Grand Cayman, Cayman Islands, and owns directly Ordinary Shares of the Issuer.

      Carmel Software Fund (Delaware) L.P. is a Delaware limited partnership engaged in investments in companies, with its principal address at 1209 Orange Street, Wilmington, Delaware, and owns directly Ordinary Shares of the Issuer.

      Carmel V.C. Ltd. is an Israeli company that provides investment advisory services, with its principal address at 16 Abba Eban Avenue, Herzlia 46725, Israel, and owns directly Ordinary Shares of the Issuer.

      Carmel Software Fund GbR is a German company engaged in investments in companies, with its principal address at Maz-Joseph Str. 7, Munich 80333, Germany, and owns directly Ordinary Shares of the Issuer.

      Isal Amlat Investments (1993) Ltd. ("Isal Amlat") is a publicly traded Israeli company with its principal address at 16 Abba Eban Avenue, Herzlia 46725, Israel. Isal Amlat is a holding company and owns directly Ordinary Shares of the Issuer.

      D Partners (Israel) Limited Partnership is an Israeli limited partnership with its principal address at 16 Abba Eban Avenue, Herzlia 46725, Israel, which engages in equity investments in a wide variety of business opportunities, ranging from venture capital investments to strategic investments in established companies and owns directly Ordinary Shares of the Issuer.

      D Partners (BVI) L.P. is a British Virgin Islands limited partnership with its principal address at C.O. HWR Services Ltd., Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, which engages in equity investments in a wide variety of business opportunities, ranging from venture capital investments to strategic investments in established companies and owns directly Ordinary Shares of the Issuer.


                                                             Page 20 of 35 Pages

      Mr. Shlomo Dovrat, whose address is 13 Kerem Ha Zeitim Street, Savyon, Israel and whose present principal occupation is a businessman, is the Chairman of the Board of Directors of ECI Telecom Ltd., a director of Tecnomatix Technologies Ltd. ("Tecnomatix") and a founding partner of several high-tech venture capital funds. Mr. Shlomo Dovrat serves as a managing partner in the various entities that are the general partners and investment managers of each of the Carmel Entities.

      Mr. Avi Zeevi, whose address is 11A After Street, Tel Aviv, Israel, and whose present principal occupation is a businessman, is a director of Tecnomatix and is a founding partner of the Carmel Entities and certain affiliates thereof. Mr. Zeevi serves as a managing partner in the various entities that are the general partners and investment managers of each of the Carmel Entities.

      Mr. Harel Beit-On, whose address is 7 Haganim Street, Kfar Shmaryahu, Israel, and whose principal occupation is a businessman, is the chairman of the board of directors of the Company and a director of Tecnomatix and various other companies. In addition, he is a founding partner of the Carmel Entities and certain affiliates thereof.

      Carmel VC (Israel) L.P. is an Israeli limited partnership with an address at 16 Abba Eban Avenue, Herzlia 46725, Israel, whose business is acting as the general partner of Carmel Software Fund (Israel) L.P.

      Carmel Software L.P. is a Cayman Islands limited partnership that acts as a general partner of venture capital funds and whose address is Walker House, P.O. Box 265GT, George Town, Grand Cayman, Cayman Islands.

      Carmel Software Ltd. is a Cayman Islands company that acts as the general partner of Carmel Software L.P. and whose address is Walker House, P.O. Box 265GT, George Town, Grand Cayman, Cayman Islands.

      Mr. Aharon Dovrat, whose address is 62 Pinkas Street, Apartment 221, Tel Aviv, Israel and whose principal occupation is a businessman, is a director of Tecnomatix and of Delta Galil Industries Ltd. and the Chairman of the Board of Directors of each of Dovrat & Co. and Isal Amlat. Mr. Dovrat is also the Chairman of the Board of Directors of several privately held companies.

      D Associates GP (Israel) Ltd. is an Israeli company with an address at 16 Abba Eban Avenue, Herzlia 46725, Israel whose principal business is being the general partner of each of the D Partners entities.

      D.G.K. Partnership is an Israeli partnership with an address at 16 Abba Eban Avenue, Herzlia 46725, Israel whose principal business is investing in Isal Amlat.


                                                             Page 21 of 35 Pages

      Dovrat & Co. Ltd. is an Israeli company with an address at 16 Abba Eban Avenue, Herzlia 46725, Israel whose principal business is investing in companies.

      (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer of any Reporting Person that is a corporation, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

      (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer of any Reporting Person that is a corporation, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of Messrs. Aharon Dovrat, Shlomo Dovrat, Harel Beit-On and Avi Zeevi is a citizen of Israel.

Item 3. Source and Amount of Funds or Other Consideration

      On May 10, 2004, each of Messrs. Shlomo Dovrat and Harel Beit-On received 5,892 Ordinary Shares of the Issuer, Mr. Avi Zeevi received 1,312 Ordinary Shares of the Issuer, Carmel Software Fund (Israel) L.P. received 77,865 Ordinary Shares of the Issuer (of which 2,889 Ordinary Shares were withheld as payment of tax under Israeli law, resulting in such entity holding 74,976 Ordinary Shares), Carmel Software Fund (Cayman) L.P. received 96,155 Ordinary Shares of the Issuer, Carmel Software Fund (Delaware) L.P. received 41,990 Ordinary Shares of the Issuer, Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH) received 13,835 Ordinary Shares, Carmel Software Fund GbR received 6,918 Ordinary Shares of the Issuer, Isal Amlat Investments (1993) Ltd. received 184,669 Ordinary Shares of the Issuer, D Partners (Israel) Limited Partnership received 24,999 Ordinary Shares of the Issuer and D Partners (BVI) LP received 47,997 Ordinary Shares of the Issuer as part of distribution by ECI Telecom Ltd. ("ECI") to ECI's shareholders of a dividend in kind of 7,600,000 Ordinary Shares of the Issuer held by ECI.

Item 4. Purpose of Transaction

      The Ordinary Shares held by Messrs. Shlomo Dovrat, Beit-On and Zeevi, the Carmel Entities, the D Partners Entities and Isal Amlat were received by them in a distribution of a dividend in kind by ECI as described in Item 3 above. The Reporting Persons may from time to time seek to acquire additional Ordinary Shares in transactions on the NASDAQ, or in transactions negotiated with the Issuer, or with other shareholders of the Issuer, at prices and/or other terms acceptable to the Reporting Persons. If the Reporting Persons believe it to be in their best interest, the Reporting Persons may sell all or any portion of the Ordinary Shares held by them, subject to the limitations under the agreement described in Item 6 below as applicable to the Ordinary Shares received by the Carmel Entities, the D Partners Entities and Isal Amlat in the dividend distribution referred to in Item 3 above.


                                                             Page 22 of 35 Pages

Item 5. Interest in Securities of the Issuer

      Direct Voting and Dispositive Power:

      Carmel Software Fund (Israel) L.P. is the beneficial owner and has the sole power to vote 74,976 Ordinary Shares of the Issuer, constituting approximately 0.41% of the Ordinary Shares of the Issuer.

      Carmel Software Fund (Cayman) L.P. is the beneficial owner and has the sole power to vote 96,155 Ordinary Shares of the Issuer, constituting approximately 0.53% of the Ordinary Shares of the Issuer.

      Carmel Software Fund (Delaware) L.P. is the beneficial owner and has the sole power to vote 41,990 Ordinary Shares of the Issuer, constituting approximately 0.23% of the Ordinary Shares of the Issuer.

      Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH) is the beneficial owner and has the sole power to vote 13,835 Ordinary Shares of the Issuer, constituting approximately 0.076% of the Ordinary Shares of the Issuer.

      Carmel Software Fund GbR is the beneficial owner and has the sole power to vote 6,918 Ordinary Shares of the Issuer, constituting approximately 0.038% of the Ordinary Shares of the Issuer.

      Isal Amlat is the beneficial owner and has the sole power to vote 184,669 Ordinary Shares of the Issuer, constituting approximately 1.02% of the Ordinary Shares of the Issuer.

      D Partners (Israel) Limited Partnership is the beneficial owner and has the sole power to vote 24,999 Ordinary Shares of the Issuer, constituting approximately 0.14% of the Ordinary Shares of the Issuer.

      D Partners (BVI) L.P. is the beneficial owner and has the sole power to vote 47,957 Ordinary Shares of the Issuer, constituting approximately 0.27% of the Ordinary Shares of the Issuer.

      Mr. Shlomo Dovrat is the beneficial owner and has the sole power to vote and dispose of 5,892 Ordinary Shares of the Issuer, constituting approximately 0.03% of the Ordinary Shares of the Issuer.

      Mr. Avi Zeevi is the beneficial owner and has the sole power to vote and dispose of 1,312 Ordinary Shares of the Issuer, constituting approximately 0.007% of the Ordinary Shares of the Issuer.

      Mr. Harel Beit-On is the beneficial owner and has the sole power to vote and dispose of 5,892 Ordinary Shares of the Issuer, constituting approximately 0.03% of the Ordinary Shares of the Issuer.


                                                             Page 23 of 35 Pages

      The foregoing entities and persons may be deemed to have shared power to dispose of an aggregate of 4,359,246 Ordinary Shares of the Issuer, constituting approximately 24.07% of the outstanding shares of the Issuer, beneficially held by the Carmel Entities, the D Partners Entities and Isal Amlat and by other parties, by virtue of the agreement described in Item 6 below. Each of the foregoing entities and persons expressly disclaims beneficial ownership of such shares, other than the shares beneficially owned by such entity or person.

      Deemed Voting and Dispositive Power:

      Each of Messrs. Aharon and Shlomo Dovrat is a director of D Associates GP (Israel) Ltd., the general partner of each of the D Partners Entities. In addition, each of Messrs. Aharon and Shlomo Dovrat is a director and holds 50% of the shares of Dovrat & Co. Ltd., an Israeli company that holds 37.5% of the shares of D Associates GP (Israel) Ltd. Dovrat & Co. Ltd. is also a limited partner of D Partners (Israel) Limited Partnership.

      Due to Messrs. Aharon and Shlomo Dovrat's positions with Dovrat & Co. Ltd. and D Associates GP (Israel) Ltd., the ownership of shares of D Associates GP (Israel) Ltd. by Dovrat & Co. Ltd. and the rights of Dovrat & Co. Ltd. in D Associates GP (Israel) Ltd., Messrs. Aharon and Shlomo Dovrat may be deemed to beneficially own Ordinary Shares of the Issuer which may, from time to time, be beneficially owned by the D Partners Entities. Each of Messrs. Aharon and Shlomo Dovrat expressly disclaims beneficial ownership of the Ordinary Shares referenced herein that are held by such entities.

      Due to the ownership of shares of D Associates GP (Israel) Ltd. by Dovrat & Co. Ltd. and the rights of Dovrat & Co. Ltd. pursuant to the partnership agreement of D.G.K. Partnership, Dovrat & Co. Ltd. may be deemed to beneficially own Ordinary Shares of the Issuer that may, from time to time, be beneficially owned by the D Partners Entities. Dovrat & Co. Ltd. expressly disclaims beneficial ownership of the Ordinary Shares referenced herein that are held by such entities.

      Due to its capacity as the general partner of each of the D Partners Entities, D Associated GP (Israel) Ltd. may be deemed to beneficially own Ordinary Shares of the Issuer that may, from time to time, be beneficially owned by the D Partners Entities. D Associates GP (Israel) Ltd. expressly disclaims beneficial ownership of the Ordinary Shares referenced herein that are held by such entities.

      Due to its ownership of shares of Isal Amlat, D.G.K. Partnership may be deemed to beneficially own Ordinary Shares of the Issuer that may, from time to time, be beneficially owned by Isal Amlat. D.G.K. Partnership expressly disclaims beneficial ownership of such shares.

      The D Partners Entities beneficially own an aggregate of 40% of the interests in D.G.K. Partnership. Therefore, the D Partners Entities may be deemed to beneficially own Ordinary Shares of the Issuer that may, from time to time, be beneficially owned by D.G.K. Partnership. Each of the D Partners Entities expressly disclaims beneficial ownership of the Ordinary Shares referenced herein that are held by such entity.


                                                             Page 24 of 35 Pages

      In addition, pursuant to the partnership agreement of D.G.K. Partnership, each of the D Partners Entities may exercise the rights of D.G.K. Partnership as a shareholder of Isal Amlat with respect to Isal Amlat's Ordinary Share.

      Each of Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi is a director of Carmel V.C. Ltd. and (through management companies within their control) a shareholder of ATL Management Ltd., an Israeli company which is a shareholder of Carmel V.C. Ltd. Carmel V.C. Ltd. provides investment advisory and related services to Carmel Software Fund (Cayman) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Israel) L.P. and Carmel Software Fund GbR. Carmel V.C. Ltd. is also the general partner of Carmel VC (Israel) L.P., which is the general partner of Carmel Software Fund (Israel) L.P. Due to the positions of Messrs. Shlomo Dovrat, Beit-On and Zeevi with Carmel V.C. Ltd. (through the ownership by them of shares of ATL Management Ltd., a shareholder of Carmel V.C. Ltd., the nature of the services Carmel V.C. Ltd. provides to each of Carmel Software Fund (Cayman) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Israel) L.P. and Carmel Software Fund GbR and Carmel V.C. Ltd.'s capacity as the general partner of Carmel VC (Israel) L.P., which is the general partner of Carmel Software Fund (Israel) L.P., each of Messrs. Shlomo Dovrat, Beit-On and Zeevi may be deemed to beneficially own Ordinary Shares of the Issuer which may, from time to time, be beneficially owned by Carmel V.C. Ltd., Carmel Software Fund (Cayman) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Israel) L.P. and Carmel Software Fund GbR. Each of Messrs. Shlomo Dovrat, Beit-On and Zeevi expressly disclaims beneficial ownership of the Ordinary Shares referenced herein that are held by such entities.

      Due to its capacity as the general partner of Carmel Software Fund (Israel) L.P., Carmel VC (Israel) L.P. may be deemed to beneficially own Ordinary Shares of the Issuer that may, from time to time, be beneficially owned by Carmel Software Fund (Israel) L.P. Carmel VC (Israel) L.P. expressly disclaims beneficial ownership of such shares.

      Due to the nature of the services Carmel V.C. Ltd. provides to each of Carmel Software Fund (Cayman) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Israel) L.P. and Carmel Software Fund GbR and due to its capacity as the general partner of Carmel VC (Israel) L.P., which is the general partner of Carmel Software Fund (Israel) L.P., Carmel V.C. Ltd. may be deemed to beneficially own Ordinary Shares of the Issuer which may, from time to time, be beneficially owned by Carmel Software Fund (Israel) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund (Delaware) L.P. and Carmel Software Fund GbR. In addition, pursuant to an investment management and co-investment agreement between Carmel V.C. Ltd. and Siemens Venture Capital GMBH ("Siemens"), Siemens has agreed to commit funds for investment by Carmel V.C. Ltd. in parallel with the investment of funds held by other funds advised by Carmel V.C. Ltd. As a result of the services provided under this agreement, Carmel V.C. Ltd. may be deemed to beneficially own the Ordinary Shares purchased with such funds. Carmel V.C. Ltd. expressly disclaims beneficial ownership of the Ordinary Shares referenced in this paragraph.


                                                             Page 25 of 35 Pages

      Due to its capacity as the general partner of Carmel Software Fund (Cayman) L.P., Carmel Software Fund (Delaware) L.P. and Carmel Software Fund GbR, Carmel Software L.P. may be deemed to beneficially own Ordinary Shares of the Issuer that may, from time to time, be beneficially owned by such entities. Carmel Software L.P. expressly disclaims beneficial ownership of such shares.

      Due to its capacity as the general partner of Carmel Software L.P., Carmel Software Ltd. may be deemed to beneficially own Ordinary Shares of the Issuer that may, from time to time, be beneficially owned by Carmel Software L.P. Carmel Software Ltd. expressly disclaims beneficial ownership of such shares.

      The foregoing entities and persons may be deemed to have shared power to dispose of an aggregate of 4,359,246 Ordinary Shares of the Issuer, constituting approximately 24.07% of the outstanding shares of the Issuer, beneficially held by the Carmel Entities, the D Partners Entities, Isal Amlat and other parties, by virtue of the agreement described in Item 6 below and their positions with and services provided to the Carmel Entities, the D Partners Entities and Isal Amlat. Each of the foregoing persons expressly disclaims beneficial ownership of such shares.

      The Issuer advised the Reporting Persons that there were 18,112,146 Ordinary Shares outstanding on March 31, 2004. The percentages of Ordinary Shares outstanding set forth above in this Item 5 are based on this number.

      Except as disclosed above, none of the Reporting Persons purchased or sold any Ordinary Shares of the Issuer since March 1, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as described below, none of the Reporting Persons has any contacts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

      Pursuant to an agreement dated March 22, 2004 among the Carmel Entities, the D Partners Entities, Isal Amlat, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd. and Ofer (Ships holding) Ltd., the parties thereto agreed not to dispose or enter into transactions in connection with potential dispositions of the Issuer's Ordinary Shares that they would receive in the dividend distribution described in Item 3 above, during the twelve months following the date of such distribution, subject to certain exceptions, all as set forth in the agreement, in the form attached to this Statement as Exhibit 1.

Item 7. Material to be filed as Exhibits

Exhibit 1 Agreement dated March 22, 2004 by and among the Carmel Entities, the D Partners Entities, Isal Amlat, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd. and Ofer (Ships Holding) Ltd.

Exhibit 2  Joint Filing Agreement among the Reporting Persons.


                                                             Page 26 of 35 Pages

                                    Signature

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2004

                                        Carmel Software Fund (Israel) L.P.
                                        By: Carmel VC (Israel) L.P.
                                        By: Carmel V.C. Ltd.
                                        By: /s/ Avi Zeevi and Itzhak Avidor
                                            ------------------------------------
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)

                                        Carmel Software Fund (Delaware) L.P.
                                        By: Carmel Software L.P.
                                        By: Carmel Software Ltd.
                                        By: /s/ Avi Zeevi and Itzhak Avidor
                                            ------------------------------------
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)

                                        Carmel Software Fund (Cayman) L.P.
                                        By: Carmel Software L.P.
                                        By: Carmel Software Ltd.
                                        By: /s/ Avi Zeevi and Itzhak Avidor
                                            ------------------------------------
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)

                                        Carmel Software Fund GbR
                                        By: Carmel Software L.P.
                                        By: Carmel Software Ltd.
                                        By: /s/ Avi Zeevi and Itzhak Avidor
                                            ------------------------------------
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)

                                        Carmel V.C. Ltd. (acting for Siemens
                                        Venture Capital GmbH)
                                        By: /s/ Avi Zeevi and Itzhak Avidor
                                            ------------------------------------
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)


                                                             Page 27 of 35 Pages

                                        Isal Amlat Investments (1993) Ltd.
                                        By: /s/ Ron Maor and Miri Raveh
                                           -------------------------------------
                                        Name: Ron Maor and Miri Raveh
                                        Title: Chief Executive Officer and
                                        Chief Financial Officer

                                        D Partners (Israel) Limited Partnership
                                        By: D Associates GP (Israel) Ltd.
                                        By: /s/ Aharon Dovrat and Eylon Penchas
                                           -------------------------------------
                                        Name: Aharon Dovrat and Eylon Penchas
                                        Title: Directors

                                        D Partners (BVI) L.P.
                                        By: D Associates GP (Israel) Ltd.
                                        By: /s/ Aharon Dovrat and Eylon Penchas
                                           -------------------------------------
                                        Name: Aharon Dovrat and Eylon Penchas
                                        Title:  Directors

                                        /s/ Shlomo Dovrat
                                        ----------------------------------------
                                        Shlomo Dovrat

                                        /s/ Harel Beit-On
                                        ----------------------------------------
                                        Harel Beit-On

                                        /s/ Avi Zeevi
                                        ----------------------------------------
                                        Avi Zeevi

                                        Carmel VC (Israel) L.P.
                                        By: Carmel V.C. Ltd.
                                        By: /s/ Avi Zeevi and Itzhak Avidor
                                           -------------------------------------
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)

                                        Carmel Software L.P.
                                        By: Carmel Software Ltd.
                                        By: /s/ Avi Zeevi and Itzhak Avidor
                                           -------------------------------------
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)


                                                             Page 28 of 35 Pages

                                        Carmel Software Ltd.
                                        By: /s/ Avi Zeevi and Itzhak Avidor
                                           -------------------------------------
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)

                                        /s/ Aharon Dovrat
                                        ----------------------------------------
                                        Aharon Dovrat

                                        D Associates GP (Israel) Ltd.
                                        By: /s/ Aharon Dovrat and Eylon Penchas
                                           -------------------------------------
                                        Name: Aharon Dovrat and Eylon Penchas
                                        Title: Directors

                                        D.G.K. Partnership
                                        By: /s/ Aharon Dovrat
                                           -------------------------------------
                                        Name: Aharon Dovrat
                                        Title: Authorized Person

                                        Dovrat & Co. Ltd.
                                        By: /s/ Aharon Dovrat
                                           -------------------------------------
                                        Name: Aharon Dovrat
                                        Title: Chairman


                                                             Page 29 of 35 Pages

                                    Exhibit 1

                                    AGREEMENT

      Relating to the Disposition of Certain Ordinary Shares of ECtel Ltd.

                         Dated this 22 day of March 2004

Each of the undersigned hereby agrees that it will not, without the prior written consent of the remaining parties hereto:

(a) offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition by the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission ("SEC") in respect of, or

(b) establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder with respect to, ((a) and (b) collectively, "Transfer"), any Ordinary Shares, par value NIS ___ per share of ECtel Ltd., or any securities convertible into, or exercisable or exchangeable for such Ordinary Shares, received by the undersigned in connection with the distribution by ECI Ltd. of ECtel's securities held by ECI Ltd (the "Restricted Shares") or publicly announce an intention to effect such transaction, for a period of one year after the date the Restricted Shares are received by the undersigned

The provision of this agreement shall not restrict any Transfer of Restricted Shares (i) disposed of as bona fide gifts, (ii) transferred to Affiliates (as hereinafter defined) of the undersigned or members of his or her immediate family or to a trust for their benefit, provided that such Affiliates, persons or trusts agree in writing with the remaining parties hereto to be bound by the terms hereof, (iii) among parties to this agreement or (iv) in connection with any recapitalization structural reorganization of ECtel or a merger or acquisition transaction involving ECtel.

For the purpose of this agreement, "Affiliate" means any person or entity "controlling," "controlled" by or under common "control" with, any other person or entity.

"Control" shall have the meaning ascribed to it under the Israeli Securities Law, 1968.

This agreement shall terminate and be of no force and effect on the earlier of
(i) December 31, 2005 and (ii) the first anniversary of the date on which the Restricted Shares are received by the undersigned,


                                                             Page 30 of 35 Pages

IN WHITNESS WHEREOF, the parties hereto have executed this agreement as of the date first above written.

Carmel Software Fund (Israel) L.P.
By: Carmel VC (Israel) L.P.
By: Carmel V.C. Ltd.
Name:___________________
Title:_____________________

Carmel Software Fund (Delaware) L.P.
By: Carmel Software L.P.
By: Carmel Software Ltd.
Name:___________________
Title:_____________________

Carmel Software Fund (Cayman) L.P.
By: Carmel Software L.P.
By: Carmel Software Ltd.
Name:___________________
Title:_____________________

Carmel Software Fund GbR
By: Carmel Software L.P.
By: Carmel Software Ltd.
Name:___________________
Title:_____________________

Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH)
Name:___________________
Title:_____________________

Isal Amlat Investments (1993) Ltd.
Name:______________________
Title:_______________________

D Partners (Israel) Limited Partnership
By: D Associates GP (Israel) Ltd.
Name:_________________________
Title:__________________________



                                                             Page 31 of 35 Pages

D Partners (BVI) L.P.
By: D Associates GP (Israel) Ltd.
Name:_________________________
Title:__________________________

M.A.G.M. Chemical Holding Ltd.
Name:______________________
Title:_______________________

Ofer (Ships holding) Ltd.
Name:_______________________
Title:________________________

Clal Electronics Industries Ltd.
Name:_______________________
Title:________________________


                                                             Page 32 of 35 Pages

                                    Exhibit 2

                             JOINT FILING AGREEMENT

         The undersigned parties hereby agree that this Schedule 13D filed herewith relating to the Ordinary Shares, par value NIS 0.04 per share, of Ectel Ltd. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each such person.

Date: July 26, 2004

                                        Carmel Software Fund (Israel) L.P.
                                        By: Carmel VC (Israel) L.P.
                                        By: Carmel V.C. Ltd.
                                        By: /s/ Avi Zeevi and Itzhak Avidor
                                           -------------------------------------
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)

                                        Carmel Software Fund (Delaware) L.P.
                                        By: Carmel Software L.P.
                                        By: Carmel Software Ltd.
                                        By: /s/ Avi Zeevi and Itzhak Avidor
                                           -------------------------------------
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)

                                        Carmel Software Fund (Cayman) L.P.
                                        By: Carmel Software L.P.
                                        By: Carmel Software Ltd.
                                        By: /s/ Avi Zeevi and Itzhak Avidor
                                           -------------------------------------
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)

                                        Carmel Software Fund GbR
                                        By: Carmel Software L.P.
                                        By: Carmel Software Ltd.
                                        By: /s/ Avi Zeevi and Itzhak Avidor
                                           -------------------------------------
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)


                                                             Page 33 of 35 Pages

                                        Carmel V.C. Ltd. (acting for Siemens
                                        Venture Capital GmbH)
                                        By: /s/ Avi Zeevi and Itzhak Avidor
                                           -------------------------------------
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)

                                        Isal Amlat Investments (1993) Ltd.
                                        By: /s/ Ron Maor and Miri Raveh
                                           -------------------------------------
                                        Name: Ron Maor and Miri Raveh
                                        Title: Chief Executive Officer and
                                        Chief Financial Officer

                                        D Partners (Israel) Limited Partnership
                                        By: D Associates GP (Israel) Ltd.
                                        By: /s/ Aharon Dovrat and Eylon Penchas
                                           -------------------------------------
                                        Name: Aharon Dovrat and Eylon Penchas
                                        Title: Directors

                                        D Partners (BVI) L.P.
                                        By: D Associates GP (Israel) Ltd.
                                        By: /s/ Aharon Dovrat and Eylon Penchas
                                           -------------------------------------
                                        Name: Aharon Dovrat and Eylon Penchas
                                        Title: Directors

                                        /s/ Shlomo Dovrat
                                        ----------------------------------------
                                        Shlomo Dovrat

                                        /s/ Harel Beit-On
                                        ----------------------------------------
                                        Harel Beit-On

                                        /s/ Avi Zeevei
                                        ----------------------------------------
                                        Avi Zeevi

                                        Carmel VC (Israel) L.P.
                                        By: Carmel V.C. Ltd.
                                        By: /s/ Avi Zeevi and Itzhak Avidor
                                           -------------------------------------
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)


                                                             Page 34 of 35 Pages

                                        Carmel Software L.P.
                                        By: Carmel Software Ltd.
                                        By: /s/ Avi Zeevi and Itzhak Avidor
                                            ------------------------------------
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)

                                        Carmel Software Ltd.
                                        By: /s/ Avi Zeevi and Itzhak Avidor
                                            ------------------------------------
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)

                                        /s/ Aharon Dovrat
                                        ----------------------------------------
                                        Aharon Dovrat

                                        D Associates GP (Israel) Ltd.
                                        By: /s/ Aharon Dovrat and Eylon Penchas
                                            ------------------------------------
                                        Name: Aharon Dovrat and Eylon Penchas
                                        Title: Directors

                                        D.G.K. Partnership
                                        By: /s/ Aharon Dovrat
                                            ------------------------------------
                                        Name: Aharon Dovrat
                                        Title: Authorized Person

                                        Dovrat & Co. Ltd.
                                        By: /s/ Aharon Dovrat
                                            ------------------------------------
                                        Name: Aharon Dovrat
                                        Title: Chairman


                                                             Page 35 of 35 Pages